82-03138

BAE SYSTEMS PLC

Extraordinary General Meeting Resolution

Copies of the resolution relating to the disposal of BAE Systems' entire interest in Airbus, being a resolution passed by BAE Systems at its Extraordinary General Meeting on 4 October 2006, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number 020 7676 1000) during normal business hours on any weekday (public holidays excepted).

Terms defined in this announcement have the same meanings as set out in the circular dated 11 September 2006.

5 October 2006